Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

March 21, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:	Ms. Kim McManus, Esq., Senior Attorney
Mr. Joshua Lobert, Esq., Staff Attorney
Mr. Isaac Esquivel, Staff Accountant
Ms. Kristi Marrone, Staff Accountant

Re:	GreenTree Hospitality Group Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed March 14, 2018
File No. 333-223261

Ladies and Gentlemen:

Our client, GreenTree Hospitality Group Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”) has responded to the Staff’s comment contained in the comment letter dated March 20, 2018 from the Staff (the “March 20 Comment Letter”) by providing explanations in response to the comment.

Set forth below is the Company’s response to the Staff’s comment in the March 20 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference.

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Principal Shareholder, page 146

1.	Footnote 2 states that GTI pledged 20% of your shares to Pudong Development Bank. Please confirm that Pudong Development Bank is not a beneficial owner of the pledged shares under Rule 13d-3(d)(3), or alternatively, revise to identify it as a beneficial owner of the pledged shares.

The Company respectfully acknowledges the Staff’s comment, and confirms that Pudong Development Bank (“SPDB”) is not a beneficial owner of the pledged shares under Rule 13d-3(d)(3) on the basis that the three conditions included in Rule13d-3(d)(3) are fulfilled as analyzed below. Therefore, the Company does not believe an amendment is appropriate.

Rule 13d-3(d)(3) provides that, subject to the provision in Rule 13d-3(d)(3)(i) to (iii), a person who in the ordinary course of his business is a pledgee of securities under a written pledge agreement shall not be deemed to be the beneficial owner of such pledged securities until the pledgee has taken all formal steps necessary which are required to declare a default and determines that the power to vote or to direct the vote or to dispose or to direct the disposition of such pledged securities will be exercised. As disclosed on page 91 of the Company’s Registration Statement on Form F-1 filed on March 14, 2018 (the “Registration Statement”), GTI pledged 20% of the shares of the Company to SPDB to secure a loan to finance its acquisition plan. SPDB is a commercial bank incorporated in China, the provision of loans secured by various types of collaterals, including the pledge of shares, is within SPDB’s ordinary course of business. Also, no default by GTI has occurred.

Rule 13d-3(d)(3)(i) requires the pledge agreement to be bona fide. The pledge agreement concerning the Company’s shares is to secure financing for GTI’s loan, and it is therefore a bona fide share charge not for the purpose nor with the effect of changing or influencing the control of the Company, nor in connection with any transaction having such purpose.

Rule 13d-3(d)(3)(ii) requires the pledgee to be a person specified in Rule 13d-1(b)(ii). SPDB, as the pledgee, is a commercial bank incorporated in China and subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to a bank incorporated in the U.S., and therefore is a person specified in Rule 13d-1(b)(ii)(J).

Rule 13d-3(d)(3)(iii) requires that the pledge agreement, prior to default, does not grant the pledgee the power to vote or direct the vote of the pledged securities or, subject to certain exception, the power to dispose or direct the disposition of the pledged securities. According to the terms of the pledge agreement, before default by GTI, SPDB does not have the power either to vote or to dispose of the pledged shares. SPDB may only acquire these powers after a default by GTI.

Based on the analyses above, SPDB is not a beneficial owner of the pledged shares and the Company does not believe that an amendment is needed to Registration Statement.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Alex S. Xu, Chairman and Chief Executive Officer

Xin Yue Jasmine Geffner, Chief Financial Officer

GreenTree Hospitality Group Ltd.

Daniel Fertig

Howie Farn

Simpson Thacher & Bartlett

Allen C. Wang

Latham & Watkins LLP

Alfred Yin

Ernst & Young Hua Ming LLP

Shirley Wong

Ernst & Young LLP

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